Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2014 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except share and per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half- year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	13,342	12,770	12,965	26,112	24,232	50,133
Cost of sales	8,201	8,046	8,384	16,247	15,703	32,141
Gross profit	5,141	4,724	4,581	9,865	8,529	17,992
Selling and marketing expenses	769	666	757	1,435	1,341	2,625
Administrative expenses	889	847	987	1,736	1,687	3,326
Operating profit	3,483	3,211	2,837	6,694	5,501	12,041
Other income, net	877	829	510	1,706	1,087	2,669
Profit before income taxes	4,360	4,040	3,347	8,400	6,588	14,710
Income tax expense	1,264	1,154	940	2,418	1,807	4,062
Net profit	3,096	2,886	2,407	5,982	4,781	10,648
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity (1)	47,244	47,244	39,511	47,244	39,511	39,511
Earnings per share (par value 5/- each)
Basic	54.19	50.51	42.12	104.70	83.66	186.35
Diluted	54.19	50.51	42.12	104.70	83.66	186.35
Total Public Shareholding (2)
Number of shares	39,66,88,097	38,98,49,697	39,56,76,421	39,66,88,097	39,56,76,421	39,02,57,428
Percentage of shareholding	69.08	67.89	68.90	69.08	68.90	67.96
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,14,08,078	9,15,08,078	9,15,08,078	9,14,08,078	9,15,08,078	9,15,08,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	15.92	15.94	15.94	15.92	15.94	15.94

(1)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.

(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter and half-year ended September 30, 2014 have been taken on record by the Board of Directors at its meeting held on October 10, 2014. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2. Changes to the Board

a)	The members of the company at the Extra-ordinary General Meeting held on July 30, 2014 approved the appointment of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director effective August 1, 2014.

b)	Narayana Murthy will cease to be Non-Executive Chairman effective October 10, 2014. He indicated that in line with the company’s high corporate governance standards and to avoid any perceived conflicts, it would not be appropriate for him to be the Chairman Emeritus of Infosys. The Board accepted Mr. Murthy’s decision and sincerely thanked him for his vision, leadership and guidance in making Infosys a globally respected company.

c)	S. Gopalakrishnan will cease to be Non-Executive Vice Chairman effective October 10, 2014.The Board expresses its deep sense of appreciation for the services rendered by him during his tenure on the Board.

d)	K.V. Kamath has been elected as the Chairman of the Board effective October 11, 2014.

3. Edgeverve Systems Limited

On June 14, 2014, the shareholders had authorised the Board to enter into a Business Transfer Agreement for the transfer of the Products, Platforms and Solutions Business unit to Edgeverve Systems Limited (the Company’s wholly-owned subsidiary). The transfer is effective July 1, 2014. This business has been transferred for a consideration of US $70 million (approximately 421 crore) based on an enterprise valuation done by an independent valuer which is settled through the issue of fully paid up equity shares. The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

4.	During the quarter ended June 30, 2014, based on internal and external technical evaluation, management reassessed the remaining useful life of assets, primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful life of certain assets required a change from the previous estimates. If the group had continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months and six months ended September 30, 2014 would have been higher by 119 crore and 255 crore, respectively on assets held at April 1, 2014.

5.	The Board in its meeting held on October 10, 2014 has considered and approved and recommended a bonus issue of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged.

The Board approved and recommended the issuance in order to increase the liquidity of its shares and to expand the retail shareholder base.

The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, through a postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be announced in due course.

6. Information on dividends for the quarter and half-year ended September 30, 2014

The Board declared an interim dividend of 30/- per equity share . The record date for the payment of interim dividend is October 17, 2014. The interim dividend will be paid on October 20, 2014. The interim dividend declared in the previous year was 20/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Dividend per share (par value 5/- each)
Interim dividend	30.00	–	20.00	30.00	20.00	20.00
Final dividend	–	–	–	–	–	43.00
Total dividend	30.00	–	20.00	30.00	20.00	63.00

The final dividend of 43/- per equity share for fiscal 2014 was approved by the shareholders at the Annual General Meeting of the company held on June 14, 2014 and the same was paid on June 16, 2014.

7. Other information (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Staff costs	7,522	7,355	7,704	14,877	14,217	28,834
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	644	614	522	1,258	1,037	2,156
Income from available-for-sale financial assets	70	79	62	149	104	224
Miscellaneous income, net	15	7	12	22	19	59
Gains/(losses) on foreign currency	148	129	(86)	277	(73)	230
Total	877	829	510	1,706	1,087	2,669

8. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	11,863	11,319	11,482	23,182	21,441	44,341
Profit before exceptional item and tax	4,169	3,795	3,208	7,964	6,284	14,002
Profit on transfer of business (1)	412	–	–	412	–	–
Profit before tax	4,581	3,795	3,208	8,376	6,284	14,002
Profit for the period	3,365	2,720	2,326	6,085	4,576	10,194

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.
(1)	Exceptional item pertains to profit on transfer of business to Edgeverve, a wholly owned subsidiary

9. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2014

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report related	–	130	130	–

10. Consolidated statement of assets and liabilities (IFRS Consolidated Audited)

(in crore)

Particulars	As at
	September 30, 2014	March 31, 2014
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	286	286
Reserves and surplus	50,296	47,244
Sub-total- Shareholders' Fund	50,582	47,530
Minority interests	–	–
Non-current liabilities
Deferred tax liabilities	56	64
Other long-term liabilities	391	323
Sub-total- Non- Current liabilities	447	387
Current liabilities
Trade payables	135	173
Other current liabilities	10,107	8,586
Short-term provisions	409	379
Sub-total- Current liabilities	10,651	9,138
TOTAL - EQUITY AND LIABILITIES	61,680	57,055
ASSETS
Non-current assets
Fixed assets	8,398	7,887
Goodwill on consolidation	2,097	2,157
Non-current investments	1,316	1,252
Deferred tax assets	666	656
Other non-current assets	2,103	2,084
Sub-total- Non- Current assets	14,580	14,036
Current assets
Current investments	3,874	3,056
Trade receivables	9,040	8,351
Cash and cash equivalents	28,432	25,950
Other current assets	5,754	5,662
Sub-total Current assets	47,100	43,019
TOTAL - ASSETS	61,680	57,055

The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the listing agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at September 30, 2014.

11. Segment reporting (IFRS Consolidated Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenue by business segment
Financial Services and Insurance (FSI)	3,818	3,695	3,801	7,513	7,135	14,698
Manufacturing (MFG)	2,918	2,774	2,835	5,692	5,235	10,853
Energy & utilities, Communication and Services (ECS)	2,202	2,020	2,064	4,222	3,808	7,932
Retail, Consumer packaged goods and Logistics (RCL)	2,191	2,151	2,145	4,342	4,009	8,346
Life Sciences and Healthcare (LSH)	873	824	868	1,697	1,658	3,399
Growth Markets (GMU)	1,340	1,306	1,252	2,646	2,387	4,905
Total	13,342	12,770	12,965	26,112	24,232	50,133
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	13,342	12,770	12,965	26,112	24,232	50,133
Segment profit before tax, depreciation and non-controlling interests:
Financial Services and Insurance (FSI)	1,124	1,078	1,034	2,202	2,014	4,349
Manufacturing (MFG)	744	679	560	1,423	1,101	2,452
Energy & utilities, Communication and Services (ECS)	646	488	593	1,134	1,077	2,274
Retail, Consumer packaged goods and Logistics (RCL)	668	657	498	1,325	958	2,221
Life Sciences and Healthcare (LSH)	218	178	143	396	340	749
Growth Markets (GMU)	374	361	342	735	664	1,373
Total	3,774	3,441	3,170	7,215	6,154	13,418
Less: Other unallocable expenditure	291	230	333	521	653	1,377
Add: Unallocable other income	877	829	510	1,706	1,087	2,669
Profit before tax and non-controlling interests	4,360	4,040	3,347	8,400	6,588	14,710

Notes on segment information

Business segments

Effective quarter ended March 31, 2014, the Company reorganized its segments consequent to which the business segments of the company are as set out above. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board

for Infosys Limited

Dr. Vishal Sikka
Bangalore, India October 10, 2014	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quater and half-year ended September 30, 2014, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2014	2014	2013	2014	2013	2014
Revenues	2,201	2,133	2,066	4,334	4,057	8,249
Cost of sales	1,353	1,344	1,337	2,697	2,633	5,292
Gross profit	848	789	729	1,637	1,424	2,957
Net profit	511	482	383	993	801	1,751
Earnings per Equity Share
Basic	0.89	0.84	0.67	1.74	1.40	3.06
Diluted	0.89	0.84	0.67	1.74	1.40	3.06
Total assets	9,989	9,625	8,397	9,989	8,397	9,522
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	5,232	4,728	4,133	5,232	4,133	4,841

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended June 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is October 10, 2014, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.